                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  IMAGICTV INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45247E 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  CAREY DIAMOND
                       C/O WHITECASTLE INVESTMENTS LIMITED
                             22 ST. CLAIR AVE EAST,
                     SUITE 1010, TORONTO, ON M4T 2S3 CANADA
                                 (416) 961-5355
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                                 RODNEY L. MOORE
                             VINSON & ELKINS L.L.P.
                          2001 ROSS AVENUE, SUITE 3800
                               DALLAS, TEXAS 75201
                                 (214) 220-7781

                                FEBRUARY 6, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

CUSIP No. 45247E 10 7

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Whitecastle Investments Limited
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
            NUMBER OF                  -0-
             SHARES         ----------------------------------------------------
          BENEFICIALLY       8       SHARED VOTING POWER
            OWNED BY                 2,464,927 Common Shares
              EACH          ----------------------------------------------------
            REPORTING        9       SOLE DISPOSITIVE POWER
             PERSON                    -0-
              WITH          ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     2,464,927 Common Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,464,927 Common Shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                    [X]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          10.0%*
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IV
--------------------------------------------------------------------------------

* Based on 24,731,607 common shares of the Issuer outstanding as represented by the Issuer in the Arrangement Agreement (as defined in Item 4. of this Schedule 13D).

CUSIP No. 45247E 10 7

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          A. Ephraim Diamond
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canadian
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
            NUMBER OF                  -0-
             SHARES         ----------------------------------------------------
          BENEFICIALLY       8       SHARED VOTING POWER
            OWNED BY                 2,464,927 Common Shares
              EACH          ----------------------------------------------------
            REPORTING        9       SOLE DISPOSITIVE POWER
             PERSON                    -0-
              WITH          ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     2,464,927 Common Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,464,927 Common Shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                    [X]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          10.0%*
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

* Based on 24,731,607 common shares of the Issuer outstanding as represented by the Issuer in the Arrangement Agreement (as defined in Item 4. of this Schedule 13D).

ITEM 1.           SECURITY AND ISSUER

         This statement on Schedule 13D relates to common shares, without par value (the "Common Shares"), of ImagicTV Inc., a corporation organized under the laws of Canada (the "Issuer"). The address of the principal executive offices of the Issuer is One Brunswick Square, 14th Floor, P.O. Box 303, St. John, New Brunswick, Canada, E2L 3Y2.

ITEM 2.           IDENTITY AND BACKGROUND

         This statement on Schedule 13D is being filed by Whitecastle Investments Limited, a corporation existing under the laws of Ontario, Canada ("Whitecastle"), and A. Ephraim Diamond ("Mr. A.E. Diamond" and, together with Whitecastle, the "Reporting Persons"). The principal business of Whitecastle is an investment company whose principal business is acquiring, holding, voting and disposing of securities and other assets. The principal business address and the principal office address of Whitecastle is 22 St. Clair Ave East, Suite 1010 Toronto, ON M4T 2S3 Canada. Mr. A. E. Diamond serves as Chairman of the Board of Directors of Whitecastle and owns 54.5% of the outstanding voting securities of Whitecastle.

         (a), (b), (c) and (f). The present principal occupation of Mr. A.E. Diamond, a Reporting Person, is serving as Chairman of the Board of Directors of Whitecastle. The business address of Mr. A.E. Diamond is the principal business address of Whitecastle as set forth in the immediately preceding paragraph. Mr. A.E. Diamond is a citizen of Canada.

         Schedule A, attached hereto and incorporated by reference, sets forth
(i) the name, (ii) the business address, (iii) the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship of each of the other directors and executive officers of Whitecastle.

         (d) and (e). None of the Reporting Persons nor any of Whitecastle's directors or executive officers, during the past five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Whitecastle owns, beneficially and directly, an aggregate of 2,464,927 Common Shares (the "RP Shares"). Whitecastle utilized U.S. $5,026,066 of its working capital to purchase the RP Shares. By reason of his ownership of 54.5% of the outstanding voting securities of Whitecastle, Mr. A.E. Diamond may be deemed to indirectly beneficially own the RP Shares.

ITEM 4.           PURPOSE OF TRANSACTION

         (a), (b), (d), (f), (g), (h), (i) and (j). Pursuant to an Arrangement Agreement dated as of February 6, 2003, entered into between Alcatel, a corporation organized under the laws of France ("Alcatel"), and the Issuer (the "Arrangement Agreement"), Alcatel has agreed to acquire all of the outstanding Common Shares of the Issuer in a stock-for-stock transaction (the "Arrangement"). In consideration of Alcatel entering into the Arrangement Agreement, on February 6, 2003, Whitecastle entered into a letter agreement (the "Shareholder Agreement") with Alcatel wherein, among other things, Whitecastle has agreed (i) except under limited circumstances permitted under the Shareholder Agreement, not to (A) sell or otherwise dispose of any of the RP Shares or any rights therein or enter into agreement with respect to any such sale or other disposition or (B) grant any proxies in respect of the RP Shares; (ii) if Alcatel seeks to acquire all of the Common Shares by means other than the Arrangement, including by way of a take-over bid, on terms not less favorable to the Reporting Person from a financial point of view then the Arrangement, to (A) deposit the RP Shares in any such take-over bid and not withdraw them unless a competing proposal with a price in excess of U.S.$1.38 per Common Share is made, (B) not support or enter into an agreement with respect to an alternative transaction proposed by a third party and (C) vote the RP Shares in favor of, and not dissent from, such transaction; (iii) to vote the RP Shares in favor of the Arrangement and against any other transaction not involving Alcatel or any action that could reasonably be expected to interfere with or delay the Arrangement; and (iv) without the prior consent of Alcatel, not to propose any matter for action at any shareholder meeting of the Issuer. The Arrangement Agreement also provides that Gerald L. Pond, Chairman of the Board and Chief Executive Officer of the Issuer, and Ian Cavanaugh, a senior vice president of the Issuer, will resign their positions with the Issuer not later than the effective date of the Arrangement. In the Schedule 13D filed by Alcatel and Alcatel Canada, Inc. ("Alcatel Canada"), with the Securities and Exchange Commission on February 18, 2003 (the "Alcatel Schedule 13D"), Alcatel has reported that, upon consummation of the Arrangement, Alcatel will replace all of the present members of the Board of Directors of the Issuer and some of the members of the management of the Issuer and will cause the Issuer to delist all of the issued and outstanding Common Shares of the Issuer from The Nasdaq SmallCap Market on which the Common Shares currently are listed.

         The Shareholder Agreement terminates under certain circumstances, including on the business day following the day when the Issuer's board of directors approves, recommends, accepts or enters into an agreement, arrangement or understanding with respect to a Superior Proposal (as defined in the Arrangement Agreement attached as Exhibit 1 hereto) that provides for a per Common Share value in excess of U.S.$1.38 (an "Acceptable Offer"). In such case, under certain circumstances as described in Section 5.1 of the Shareholder Agreement, Whitecastle is to pay Alcatel the excess, if any, of the per Common Share value received by Whitecastle under the Acceptable Offer over U.S.$1.20.

         The Arrangement is subject to approval by at least 66 2/3% of the votes cast by holders of Common Shares and holders of the Issuer's outstanding options ("Imagic Options") to purchase Common Shares (collectively, the "Voting Class"), voting together as a single class, who are present in person or by proxy at the special meeting of the Issuer's securityholders to be held to consider the Arrangement (the "Arrangement Meeting"). Each outstanding Common Share will entitle the holder thereof to one vote on the Arrangement and each Imagic Option will entitle the holder thereof to one vote for each Common Share that may be acquired upon exercise of the Imagic Option, without regard to vesting. The Arrangement also is subject to approval by at least a majority of the votes cast by the holders of Common Shares, other than Alcatel, at the Arrangement Meeting (the "Minority Class").

         The RP Shares represent 9.0% of the Voting Class. Certain other holders of Common Shares and Imagic Options also have entered into a letter agreement (each, a "Letter Agreement") with Alcatel substantially identical to the Shareholder Agreement (all such securityholders who have entered into such letter agreements with Alcatel, excluding Whitecastle, are herein referred to collectively, as the "Principal Shareholders"), with corresponding restrictions and agreements with respect to Common Shares and Imagic Options held by the Principal Shareholders. Based on representations of the Principal Shareholders in their respective Letter Agreements, representations of the Issuer in the Arrangement Agreement and stock records of the Issuer,

              (i) the Principal Shareholders beneficially own 9,762,450 Common Shares, excluding Common Shares issuable upon exercise of Imagic Options,

              (ii) the Principal Shareholders hold Imagic Options to purchase 763,861 Common Shares 318,464 of which currently are exercisable; and

              (iii) the Common Shares and Imagic Options held by the Principal Shareholders as reported above, collectively, represent at least 38.3% of the Voting Class.

         The percentage of the Minority Class represented by the 2,464,927 RP Shares and the Common Shares owned by the Principal Shareholders as of the record date for the Arrangement Meeting will depend on the number of Imagic Options (1,490,009 of which currently are exercisable, as represented by the Issuer in the Arrangement Agreement) exercised before the record date for the Arrangement Meeting. Assuming no Imagic Options are exercised, such Common Shares will represent 49.4% of the Minority Class.

         According to the Alcatel Schedule 13D, Alcatel, as the parent holding company of Alcatel Canada, also indirectly beneficially owns 3,986,857 Common Shares, which shares are owned directly by Alcatel Canada and with respect to which Alcatel and Alcatel Canada share voting power. The Common Shares owned directly by Alcatel Canada represent 16.1% of the outstanding Common Shares and at least 14.5% of the Voting Class. Pursuant to the terms of the Arrangement Agreement, Alcatel has agreed to vote its Common Shares in favor of the Arrangement.

         The descriptions of the Arrangement Agreement and Shareholder Agreement in this Item 4 are qualified in their entirety by references to the full text of such agreements, which are incorporated herein by reference and attached hereto as Exhibits 1 and 2, respectively. The percentage calculations set forth above in this Item 4. are calculated based on 24,731,607 Common Shares outstanding and not more than 2,729,172 Imagic Options outstanding, as represented by the Issuer in the Arrangement Agreement.

         Whitecastle is contemplating a transfer on or before March 31, 2003, of some or all of the RP Shares to one or more of four related companies listed below:

             1.  Soncastle Holdings Ltd.

             2.  CJD Investments Inc.

             3.  Maplecastle Holding Ltd.

             4.  Jeskolari Holdings Inc.

         Alcatel has consented to such distribution, subject to each distributee executing and delivering to Alcatel a written agreement agreeing to be bound by the terms of the Shareholder Agreement with respect to the Common Shares received by such distributee.

         (c), (e) and (j). Although none of the Reporting Persons (nor, to the knowledge of the Reporting Persons, any other person identified in Item 2. above) has any plans or proposals which relate to or would result in (i) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any material change in the present capitalization or dividend policy of the Issuer or (iii) any action similar to any of the foregoing, the consummation of the Arrangement may result in one or more of such occurrences.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         (a) and (b). As of the date hereof, Whitecastle is the record and beneficial owner of 2,464,927 Common Shares, representing 10.0% of outstanding Common Shares (calculated based on 24,731,607 Common Shares outstanding, as represented by the Issuer in the Arrangement Agreement). By reason of his ownership of 54.5% of the outstanding voting securities of Whitecastle, Mr. A.E. Diamond may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition, of the 2,464,927 Common Shares owned by Whitecastle. To the knowledge of the Reporting Persons, (i) none of the executive officers or directors of Whitecastle owns any Common Shares, other than Joseph Catalfamo, (ii) Mr. Catalfamo beneficially owns 53,981 Common Shares, and (iii) Mr. Catalfamo has sole power to vote, or direct the vote of, and dispose, or direct the disposition, of all 53,981 Common Shares beneficially owned by Mr. Catalfamo.

         Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act of 1934 (the "Exchange Act"), each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by Alcatel, any of the Principal Shareholders or Mr. Catalfamo, and the filing of this Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that either Reporting Person is the beneficial owner of any such Common Shares.

         (c) Except as set forth in Item 4, during the last 60 days there were no transactions in the Common Shares effected by the Reporting Persons or any other person identified in Item 2. above.

         (d) Except as provided in the Shareholder Agreement, as described in item 4, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the RP Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See the response to Item 4 of this report, which is incorporated herein by reference. Except for the Shareholder Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2. or between such persons and any person with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Form of Arrangement Agreement between Alcatel and ImagicTV Inc. (hereby incorporated by reference to Exhibit C to the Schedule 13D filed with the Securities and Exchange Commission by Alcatel on February 18, 2003).

Exhibit 2: Shareholder Agreement among Alcatel and Whitecastle Investments Limited dated February 6, 2003.

Exhibit 3: Joint Filing Agreement, dated March 19, 2003, among Whitecastle Investments Limited and A. Ephraim Diamond.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                   WHITECASTLE INVESTMENTS LIMITED

Date: March 19, 2003               By:    /s/ Carey Diamond
      --------------                      --------------------------------------
                                   Name:  Carey Diamond
                                   Title: President and Chief Executive Officer


Date: March 19, 2003                      /s/ A. Ephraim Diamond
      --------------                      --------------------------------------
                                          A. Ephraim Diamond

                                   SCHEDULE A
             WHITECASTLE EXECUTIVE OFFICER AND DIRECTOR INFORMATION
--------------------------------------------------------------------------------

Name                Position         Principal Occupation             Employment/Business Address             Citizenship
------------------  ---------------  -------------------------------  -------------------------------------   ----------------
A. Ephraim Diamond  Chairman         Chairman                         Whitecastle Investments Limited         Canadian
                    Director         Whitecastle Investments Limited  Suite 1010 - 22 St. Clair Avenue East
                                                                      Toronto, Ontario M4T 2S3

Carey Diamond       President        President, CEO                   Whitecastle Investments Limited         Canadian
                    CEO              Whitecastle Investments Limited  Suite 1010 - 22 St. Clair Avenue East
                    Secretary                                         Toronto, Ontario M4T 2S3
                    Treasurer
                    Director

Michael Diamond     Vice President   Owner of                         M. P. Diamond and Associates            Canadian
                    Director         M. P. Diamond and Associates,    75 Strathearn Road
                                     a business consulting company.   Toronto, Ontario  M6C 1R5
                                     Mr. Michael Diamond acts as a
                                     business consultant.

Stephen Diamond     Director         Lawyer, Partner for              McCarthy Tetrault                       Canadian
                                     McCarthy Tetrault, a law firm    Suite 4700, Toronto Dominion Bank Tower
                                                                      Toronto Dominion Centre
                                                                      Toronto, ON  M5K 1E6


Mark Diamond        Director         Owner                            Camp Manitou-wabing                     Canadian
                                     Camp Manitou-wabing, a           2660 Young St. 2nd Floor
                                     children's camp.                 Toronto, ON  M4P 2J5


Joseph Catalfamo    Director         Executive Vice President         Whitecastle Investments Limited         Canadian
                                     Whitecastle Investments Limited  Suite 1010 - 22 St. Clair Avenue East
                                                                      Toronto, Ontario M4T 2S3


                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                       DESCRIPTION
-------                                      -----------
Exhibit 1:                 Form of Arrangement Agreement between Alcatel and
                           ImagicTV Inc. (hereby incorporated by reference to
                           Exhibit C to the Schedule 13D filed with the
                           Securities and Exchange Commission by Alcatel on
                           February 18, 2003).

Exhibit 2:                 Shareholder Agreement among Alcatel and Whitecastle
                           Investments Limited dated February 6, 2003.

Exhibit 3:                 Joint Filing Agreement, dated March 19, 2003, among
                           Whitecastle Investments Limited and A. Ephraim
                           Diamond.